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MOMENTUM. ALIGNMENT. EXECUTION.

STERLING FINANCIAL CORPORATION

2005 Annual Review

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MOMENTUM. ALIGNMENT. EXECUTION.

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CORPORATE PROFILE

With assets of approximately $3.0 billion and investment assets under administration of $2.5 billion, Sterling Financial Corporation (NASDAQ: SLFI) is a diversified financial services company based in Lancaster, Pa. Sterling Banking Services Group affiliates offer a full range of banking services in south-central Pennsylvania, northern Maryland and northern Delaware; the group also offers correspondent banking services in the mid-Atlantic region to other companies within the financial services industry. Sterling Financial Services Group affiliates provide specialty commercial financing; fleet and equipment leasing; investment, trust and brokerage services; insurance services; and human resources consulting services.

BANKING SERVICES GROUP

BANKS:

Pennsylvania: Bank of Lancaster County, N.A.; Bank of Lebanon County; PennSterling Bank; and Pennsylvania State Bank.

Pennsylvania and Maryland: Bank of Hanover and Trust Company.

Maryland: First National Bank of North East.

Delaware: Delaware Sterling Bank & Trust Company.

CORRESPONDENT BANKING SERVICES:
Correspondent Services Group (provider of Sterling services to other financial institutions).

FINANCIAL SERVICES GROUP

Specialty commercial financing: Equipment Finance LLC (commercial financing company for the forestry, land clearing and construction industries).

Fleet and equipment leasing: Town & Country Leasing, LLC (nationwide fleet and equipment leasing company).

Trust, investment and brokerage services: Sterling Financial Trust Company (trust and investment services), Church Capital Management, LLC (registered investment advisor) and Bainbridge Securities Inc. (securities broker/dealer).

Insurance services: Lancaster Insurance Group, LLC (independent insurance agency for personal, property and business insurance); StoudtAdvisors (employee benefits consulting and brokerage firm); and Sterling Financial Settlement Services, LLC (title insurance agency).

Human resources consulting: Professional Services Group (human resources consulting services provider for small to medium size businesses).

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MOMENTUM. ALIGNMENT. EXECUTION.

Annual Meeting
The Annual Sterling Financial Corporation Shareholders Breakfast and Meeting will be held on Tuesday, May 2, 2006, at The Host Resort & Conference Center on Route 30 (2300 Lincoln Highway East) in Lancaster, Pa. The breakfast will begin at 8 a.m.; the annual meeting will follow at 9 a.m.

Form 10-K
A copy of the corporation’s annual report on Form 10-K, which is filed with the Securities and Exchange Commission, may be obtained without charge by contacting:

Investor Relations
Sterling Financial Corporation
P. O. Box 38
East Petersburg, PA 17520
mdetwiler@sterlingfi.com

STERLING FINANCIAL CORPORATION
VALUE OF 100 SHARES PURCHASED 6/30/1987
(DIVIDENDS REINVESTED)

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FINANCIAL HIGHLIGHTS

STERLING FINANCIAL CORPORATION

For the year ending December 31: (Dollars in thousands, except per share data)	2005	2004	% Change

EARNINGS:
Interest income	$172,210	$137,682	25.1%
Interest expense	57,921	40,265	43.8%
Net interest income	114,289	97,417	17.3%
Provision for loan losses	4,383	4,438	-1.2%
Non-interest income	66,975	57,225	17.0%
Securities gains	861	2,071	-58.4%
Non-interest expense	123,380	107,086	15.2%
Net income	$39,267	$33,329	17.8%
PER COMMON SHARE INFORMATION:
Basic earnings per share	$1.36	$1.22	11.5%
Diluted earnings per share	1.34	1.21	10.7%
Cash dividends declared	0.538	0.496	8.5%
Book value	10.31	9.76	5.6%
Realized book value (1)	10.17	9.41	8.1%
PROFITABILITY RATIO ON EARNINGS:
Return on average equity	13.62%	14.24%	-4.4%
Return on average realized equity (1)	13.97%	15.00%	-6.9%
Return on average tangible realized equity (2)	20.61%	18.21%	13.2%
Return on average assets	1.39%	1.39%	0.0%
Efficiency ratio (3)	61.00%	61.30%	-0.6%
FINANCIAL CONDITION AT YEAR-END:
Total assets	$2,965,737	$2,742,762	8.1%
Securities	484,008	501,671	-3.5%
Loans, net	2,083,083	1,888,380	10.3%
Deposits	2,226,287	2,015,394	10.5%
Borrowed funds	397,078	403,973	-1.7%
Stockholders’ equity	298,086	281,944	5.7%

(1)	Excludes unrealized gains (losses) on securities available for sale (other comprehensive income).
(2)	Excludes the amortization of intangible assets from net income and subtracts the average balance of intangible assets from average realized stockholders’ equity.
(3)	Depreciation on operating leases is netted with rental income. Certain non-recurring items may also be excluded from net income.

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STERLING FINANCIAL CORPORATION’S
BROAD BASE OF FINANCIAL SERVICES

Correspondent banking services:
•	loan participations bought and sold
•	direct institutional lending
•	Fed funds trading
•	international services
•	fleet and equipment leasing
•	securities custody
•	cash management consulting
•	trust consulting and processing
•	human resources services

Personal banking services:
•	checking accounts
•	savings accounts
•	safe deposit boxes
•	consumer loans
•	mortgages
•	certificates of deposits
•	individual retirement accounts
•	health savings accounts
•	credit/debit cards

Bainbridge Securities services:
•	mutual funds
•	fixed and variable annuities
•	fixed income investments
•	college savings 529 plans
•	stocks
•	bonds
•	individual retirement accounts

Church Capital Management services:
•	investment advising
•	portfolio managing

Sterling Financial Trust Company services:
•	financial planning for retirement, educational, charitable and other individual goals
•	estate planning and administration
•	trust administration including living trusts, trusts under will, charitable trusts, power of attorney accounts and special needs and guardianship accounts
•	benefit plans and profit sharing plans
•	individual retirement accounts

Lancaster Insurance Group services:
INDIVIDUAL INSURANCE
•	automobile insurance
•	homeowners insurance
•	life insurance
•	renters insurance
•	farm insurance
•	recreational vehicles insurance
•	umbrella liability insurance
•	health insurance
•	long-term care insurance
•	disability insurance

BUSINESS INSURANCE
•	business-owner policies
•	commercial property
•	general liability
•	umbrella coverages
•	computer equipment
•	business income/extra expense
•	valuable papers
•	professional liability
•	special events coverage
•	business automobile
•	accounts receivable
•	worker’s compensation
•	surety and fidelity bonding

Business banking services:
•	business checking
•	business savings
•	business debit and credit cards
•	cash management
•	retirement planning
•	business lending
•	dealer services
•	agricultural lending
•	Internet business solutions (iSolutions)
•	international services
•	merchant payment services
•	municipal product offerings

Sterling Financial Settlement Services for individuals and businesses:
•	title and lien searches
•	commercial title insurance
•	retail title insurance
•	closing and settlement services

StoudtAdvisors services:
GROUP INSURANCE PRODUCTS
•	medical
•	dental
•	vision
•	life insurance
•	disability insurance
•	supplemental lines
•	stop-loss reinsurance

CONSULTING SERVICES
•	employee benefit plan review
•	funding analysis
•	employee benefit surveys
•	employee benefit statement

Professional Services Group services:
•	assessment of human resources policies and practices
•	executive coaching
•	succession planning
•	organizational structure planning
•	performance appraisal systems
•	recruiting process analysis
•	employee benefit reviews
•	compensation reviews
•	employee training and development

Town & Country Leasing services:
•	finance or operating lease contracts
•	installment sales contracts
•	fleet management
•	vendor services
•	equipment leasing
•	equipment financing
•	syndication services

Equipment Finance services:
•	finances the purchases of income producing equipment for companies and owner/operators in the forestry, land clearing and construction industries
•	originates and services contracts primarily through indpendent equipment dealers

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PERFORMANCE SUMMARY

Throughout 2005, Sterling Financial Corporation was focused on expanding the delivery of our broad base of financial services (see page 4) to new and established markets. Operating and financial highlights for the year follow:

Operating Performance

•
We continued to build on our vision of creating a broad-based financial services company by continuing to integrate Financial Services Group products with our banking activities, further capitalizing on the broader and often more established banking markets. Net income from the Banking Services Group was approximately 55 percent of our corporate total, and net income for the Financial Services Group was approximately 45 percent of the corporate total.

•	Carroll and Cecil counties in Maryland; Dauphin, Cumberland and York counties in Pennsylvania; and northern Delaware were among our fastest growing markets.

•
New product/service offerings: StoudtAdvisors expanded its chamber healthcare program for small employers to the Hanover Area Chamber of Commerce from its inaugural program at the Lancaster Chamber of Commerce. StoudtAdvisors also moved beyond its traditional Lancaster County market to establish sizable healthcare benefit accounts in York County and Berks County, Pa. Church Capital Management, based in Bucks County, Pa., and with established offices in Lancaster County, Pa., opened offices in Dauphin and York counties in Pennsylvania. Church Capital Management also developed two mutual funds. The Correspondent Services Group launched international services and securities custody services.

Financial Performance

•	Year-end total assets were approximately $3.0 billion, up 8.1 percent from $2.7 at the end of 2004.

•	Our net income set a new record at $39.3 million – a 17.8 percent increase over 2004.

•	Diluted earnings per share increased 10.7 percent to $1.34 from $1.21 for 2004.

•
Return on average realized equity was 13.97 percent, down – in spite of increased earnings – from 15.00 percent for 2004 due to an increase in stockholders’ equity that resulted from Sterling issuing stock in 2004 to buy StoudtAdvisors (Corporate Healthcare Strategies) and Pennsylvania State Bank. Return on tangible equity was 20.61 percent in 2005 versus 18.21 percent in 2004.

•	Fee or non-interest income rose 17.0 percent to $67.0 million.

•	Interest income increased 17.3 percent to $114.3 million. Our net interest margin was 4.81 percent compared to 4.83 percent for 2004.

•
Our growth in loans, up 10.3 percent, was funded by a solid 10.5 percent increase in deposits. Strong loan growth, strong credit quality and lower delinquency trends in 2005 pushed non-performing loans as a percentage of total loans down to 0.22 percent compared to 0.24 percent at the end of 2004.

•
Sterling’s 61.0 percent efficiency ratio for 2005 improved from a 61.3 percent efficiency ratio for 2004. This was attributable to our focus on revenue while managing expenses wisely. While operating expenses increased by 15.2 percent in 2005, over 2004, our revenue grew by 16.2 percent for the same period.

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MOMENTUM. ALIGNMENT. EXECUTION.

LETTER TO SHAREHOLDERS

Glenn R. Walz, (left) Chairman,
and J. Roger Moyer, Jr.,
President and Chief Executive Officer

          Our momentum continued during 2005, and we delivered another impressive performance with double-digit growth in earnings per share and net income. Sterling’s success is attributable to our entire team executing a well-thought-out plan for long-term performance. We aligned our businesses during the year, grew geographically and focused on delivering a broad array of financial services to our customers.

          Diluted earnings per share (EPS) increased 10.7 percent to $1.34 for 2005 from $1.21 for 2004. Our net income for 2005 was a record $39.3 million – a 17.8 percent increase over 2004. Fee income or non-interest income, excluding securities gains, increased 17.0 percent. Our growth in loans, up 10.3 percent, was funded mostly by a solid increase in deposits, up 10.5 percent. Strong loan growth, strong credit quality and lower delinquency trends pushed non-performing loans as a percentage of total loans down to 0.22 percent compared to 0.24 percent at the end of 2004. Assets at year-end were approximately $3.0 billion, and investment assets under administration were $2.5 billion.

          What does Sterling’s strong financial performance mean to our shareholders? In 2005, you received $.042 per share or an 8.5 percent increase in dividends over 2004, marking the 18th consecutive year of increasing dividends by Sterling. If you had purchased 100 shares of Sterling stock in June 1987 for $35.25 per share, with dividends reinvested, that investment as of Dec. 31, 2005, would be worth $33,461 and represent 1,690 shares of Sterling stock. This reflects a compounded average growth rate of 12.92 percent over the 18.5 years since Sterling was formed as a holding company.

          In last year’s annual report, we told you that we are building on our momentum to successfully drive our organization into the future. Sterling’s 1,100 employees are doing that through their dedication to the customer, their professionalism and their commitment to quality. We are proud to see engagement, relationship building and momentum firsthand as we visit offices, talk with employees and call upon customers. Our employees realize that we must deliver the best products, services and experiences every day in order to stay ahead in the very competitive markets in which we do business. Their engagement, execution and commitment are key to driving revenues and financial performance.

          After having grown substantially through acquisitions and new market launches over the past seven years, 2004 and 2005 have been important execution and alignment years for us. We are seeing positive returns from our investments in new companies. This has required change, as it does with any growing company. While we have increased our size and the scope of products and services offered, the culture at Sterling remains the same. Our strategies for success are focused squarely on the shareholder, the customer and the employee.

          In 2005, we aligned the company with two revenue-generating groups – the Financial Services Group and the Banking Services Group. Our seven banks and the correspondent banking services group make up the Banking Services Group, and the

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other nine affiliates comprise the Financial Services Group. Both groups will be reporting to the new position of chief revenue officer.

          We are pleased with this alignment as we strive to be more than a bank. Our goal is to deliver an exceptional financial services experience – one that ties together banking, insurance, investment, brokerage, trust, financing, leasing, healthcare benefits and human resources services. We are building valued, trusted relationships and partnerships with our customers as we tie these businesses together and that translates into strong performance and greater shareholder value as we drive revenues through growth. To ensure that we offer the best customer experience for each of our customers, we have conducted extensive customer surveys to learn more about what we are doing right and areas where we can make improvements. Sterling’s Board of Directors has approved investing in a multi-million dollar technology solution over the next several years to enable our employees to more easily deliver the Sterling experience to our customers. This technological system is a powerful communications tool – one that will show us the numerous relationships that we may have with a single customer. It also will enhance our internal referral process, provide instantaneous and current customer information and aid us in finding solutions that may often involve more than one Sterling affiliate. Extensive training is being conducted to make sure the system is used effectively. We are very excited about the promise that this initiative holds for strengthening the strong presence that we already have in the markets that we serve.

          We grew in our markets during 2005. Organic growth came as we analyzed markets and talked with customers and potential customers to determine where opportunities existed. We then sought those opportunities, adding, in rounded net numbers, 2,300 individuals and 100 businesses as bank customers and 3,000 new accounts and customers through Financial Services Group affiliates.

          A notable expansion in 2005 was our move into Hershey (Dauphin County, Pa.) through the acquisition of Infinity Investment Advisors which is now a Church Capital Management office. This acquisition opened the door for Pennsylvania State Bank to establish a Hershey presence, one that will grow with time. Carroll County in Maryland was a very active growth area for us, and we ended the year with Bank of Hanover being one of the top deposit growth banks in that market. Through First National Bank of North East, we gained significant market share with an innovative free consumer checking account and free bill payment offer. Delaware Sterling Bank & Trust Company, completing its first year of serving primarily business customers in northern Delaware, is poised for growth. The same is true for full-service PennSterling Bank, which completed its second year of operations in Berks County, Pa. International services and securities custody services launched by Correspondent Services Group attracted additional financial institution customers from the Mid-Atlantic region. StoudtAdvisors expanded beyond its traditional Lancaster County market to establish sizable healthcare benefit accounts in York County, Pa., and Berks County, Pa. Likewise, Yardley, Pa. based Church Capital Management opened investment management offices in Dauphin and York counties in Pennsylvania. EFI’s logging equipment financing business grew by 23 percent, primarily in the southeastern United States, and Town & Country Leasing grew its equipment and fleet leasing businesses nationwide by 22 percent.

          Looking ahead, we are keeping a careful watch on economic conditions that have given us a rather flat or even inverted yield curve, which leads to pressure on our net interest margin and an investment climate that has been less than robust. We are managing to these conditions. During 2006, expense discipline measures will be in place as we work to improve efficiencies and our effectiveness to drive profitability to the bottom line. First and foremost, we continue to be focused on driving revenues by growing our businesses.

          Our ability to navigate bumpy economic waters with a steady hand and our ability to adapt and execute as we grow are tributes to the guidance of our board of directors, the leadership of Sterling management and execution by Sterling employees. We thank them. We also thank our loyal customers and, for your confidence in Sterling, as a shareholder, we thank you.

Cordially,

Glenn R. Walz	J. Roger Moyer, Jr.
Chairman	President and Chief Executive Officer

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HISTORICAL TIMELINE FOR STERLING FINANCIAL CORPORATION

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BUSINESS DESCRIPTIONS

BANKING SERVICES GROUP

Banks

•	Bank of Lancaster County, N. A. — provides consumer and commercial banking services to Lancaster County and Chester County, Pa., through 32 branches.

•	Bank of Lebanon County — provides consumer and commercial banking services in Lebanon County, Pa., through two offices in Lebanon.

•	Bank of Hanover and Trust Company — provides consumer and commercial banking services through 17 branches in York and Adams counties in Pennsylvania and Carroll County, Md.

•	Delaware Sterling Bank & Trust Company — provides consumer and commercial banking services in northern Delaware through an office in Christiana, Del.

•	First National Bank of North East — provides consumer and commercial banking services through four branches in Cecil County, Md.

•	PennSterling Bank — provides consumer and commercial banking services in Berks County, Pa., through an office in Wyomissing.

•	Pennsylvania State Bank — provides consumer and commercial banking services through six branches in Dauphin and Cumberland counties, Pa.

Correspondent banking services

•
Correspondent Services Group — sells Sterling Financial Corporation’s correspondent banking services in the Mid-Atlantic region to other companies within the financial services industry from its Lancaster, Pa. headquarters.

FINANCIAL SERVICES GROUP

Specialty commercial financing

•	Equipment Finance LLC — provides financing of forestry and land-clearing equipment to companies from Maine to Florida from its headquarters in Lititz, Pa.

Fleet and equipment leasing

•	Town & County Leasing, LLC — offers direct leasing services of vehicles and equipment to clients nationally and locally from its headquarters in Lancaster, Pa.

Trust, investment and brokerage services

•	Bainbridge Securities Inc. — offers securities and investment products as a full-service broker-dealer to Sterling banking customers system wide from its headquarters in Yardley, Pa.

•
Church Capital Management, LLC — provides a comprehensive array of personal and business investment products and management services to Sterling banking customers system wide from its offices in Hanover, Hershey, Yardley and Lancaster, Pa.

•	Sterling Financial Trust Company — offers wealth management, investment and trust services from offices in Lancaster, York, Gettysburg and Hanover in Pennsylvania and an office in North East, Md.

Insurance services

•	Lancaster Insurance Group, LLC — provides a broad range of personal and property insurance products to south-central Pennsylvania from its headquarters in Lancaster, Pa.

•
StoudtAdvisors (Corporate Healthcare Strategies, LLC) — provides cost-effective employee benefit products and benefit consulting services to medium and large-sized businesses in the south-central Pennsylvania region from its headquarters in Lancaster, Pa. Includes CapRisk which offers financial protection for employers who self-fund their medical, dental and prescription benefits, and the Lancaster Chamber and the Hanover Chamber healthcare plans — partnerships with the chambers of commerce to provide employee benefit products to smaller companies.

•
Sterling Financial Settlement Services, LLC — provides title insurance and real estate settlement services for consumer and commercial customers and other institutions in south-central Pennsylvania from its Lancaster, Pa., headquarters.

Human resources consulting

•
Professional Services Group — provides a full range of human resources services to small and mid-sized companies and non-profit organizations throughout south-central Pennsylvania from its headquarters in Lancaster, Pa.

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BANKING SERVICES GROUP + FINANCIAL SERVICES GROUP = GROWTH

          The Financial Services Group was formed in 2005 to better serve our customers as their needs grow and to further enhance our performance. We have aligned affiliates in the Banking Services Group and the Financial Services Group so that they can work closely together through referrals, joint planning, joint customer calls and shared successes. This translates into building relationships and partnerships. Throughout 2005, we emphasized making non-traditional bank products more visible and accessible. By leveraging our banking system, we are able to enter established markets more readily with Financial Services Group business lines.

          Some of our banking relationships go back to First National Bank of Strasburg, which was chartered in 1863, or Bank of Hanover and Trust Company, which opened its doors for business in 1835 and celebrated its 170th anniversary in 2005. Today, Bank of Lancaster County and Bank of Hanover and Trust Company are two of the seven community bank affiliates in the Banking Services Group. The other five are First National Bank of North East, Pennsylvania State Bank, Delaware Sterling Bank & Trust Company, Bank of Lebanon County and PennSterling Bank. We maintain separate identities for our community banks because they are successful brands and carry important loyalties in their markets. They also are associated with the contributions that we have made to improving communities as we have grown (see page 15). Local boards provide the insights needed to serve local residents and businesses. The banks are supported by centralized corporate services (see page 14) to maximize operational and financial efficiencies.

          Correspondent Services Group, also part of the Banking Services Group, offers financial services to financial institutions, primarily in the Mid-Atlantic region.

          Our banks serve as the foundation for us to broaden the services that we offer in their established markets. We are leveraging banking relationships to extend services that we can provide through Financial Services Group affiliates. Serving a customer with a number of services strengthens our relationship with that customer, gives us greater insight into the customer’s big picture financial needs and helps us build a long-term partnership with the customer.

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“WHAT REALLY DISTINGUISHES STERLING FROM OTHER FINANCIAL SERVICES HOLDING COMPANIES IS THE BALANCE THAT WE HAVE BETWEEN OUR TWO REVENUE PRODUCING GROUPS. THE NET INCOME CONTRIBUTION BY THE BANKING SERVICES GROUP IS APPROXIMATELY 55 PERCENT. THE FINANCIAL SERVICE GROUP’S CONTRIBUTION IS ABOUT 45 PERCENT. THIS BALANCE GIVES US STRENGTH AS WELL AS DIVERSITY IN BUSINESS LINES.”

— Tom Dautrich, Chief Banking Officer, Sterling Financial Corporation

          An example of this partnership building in action is the initiative introduced in 2005 through First National Bank of North East to attract new retail customers. Customers living in an area convenient to each of the bank’s branches received a mailing inviting them to visit that branch and to talk with a bank representative about a free checking account. We learned about the customer’s banking needs as well as investment and insurance needs.

          An on-site investment advisor was ready to explain buying and selling stocks, investing in mutual funds and opening an individual retirement account (IRA) – all services offered through Bainbridge Securities, Sterling’s full-service broker-dealer affiliate. The new Church Capital Value Trust – a fund for smaller accounts (minimum investment of $1,000) – has proven to be an attractive option for investing. For the customer with substantial funds to invest, a representative from Church Capital Management was available to explain how funds in the customer’s portfolio would be invested. Church Capital Management, with $2.5 billion in assets under administration, is one of the leading money management firms in the region. The customer who wanted financial planning advice was introduced to an advisor from Sterling Financial Trust Company, which specializes in planning for retirement, education, estate and other individual goals.

          For the customer with insurance in mind, the First National Bank of North East banker coordinated with an agent at Lancaster Insurance Group, Sterling’s personal and property insurance affiliate. A quote on home, automobile or health insurance was just a phone call away.

          First National Bank of North East’s new customer campaign attracted 150 new households over a four-month period. Having banking, investment, trust and insurance services available through a single source appeals to individual and business customers alike.

          We find that excellent service at one level leads to service opportunities at other levels, including pulling together multiple business lines to benefit a single customer.

          This is especially true with the business community where more than 90 percent of businesses in our markets are family owned. Here, we have a tremendous opportunity given the fact that almost 40 percent will experience leadership changes over the next five years. We are making it a priority to understand their business goals so we can offer solutions tailored to meet their immediate, short-term and long-term needs in three areas – personal services, high net worth services and business services. Our approach is to

“TO CONTINUE OUR SUCCESS, WE MUST BUILD OUR ABILITY TO SERVE CUSTOMERS FROM A CORPORATE PERSPECTIVE, NOT JUST FROM THE VIEW OF A SINGLE AFFILIATE. BRINGING MULTIPLE BUSINESS LINES TOGETHER TO CREATE BROAD CUSTOMER RELATIONSHIPS - THAT INCLUDE BANKING, LEASING, INSURANCE, INVESTMENT AND TRUST ACCOUNTS - WILL ENABLE STERLING TO DELIVER STRONG REVENUE GROWTH AND BOTTOM LINE PERFORMANCE.”

— Brad Scovill, Financial Services Group Executive, Sterling Financial Corporation

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“STERLING IS ATTRACTING MORE AND MORE INVESTORS BECAUSE WE ARE A GROWTH COMPANY IN A MATURE INDUSTRY AND REVENUES DRIVE OUR GROWTH. WE HAVE DIVERSE LINES OF BUSINESS AND REVENUE STREAMS, CONSISTENT DIVIDEND GROWTH, STRONG CAPITAL TO FUND GROWTH, EXCELLENT CREDIT QUALITY, ENGAGED EMPLOYEES AND EXPERIENCED LEADERSHIP.”

— Tito Lima, Chief Financial Officer, Sterling Financial Corporation

involve private banking for business owners and employees, succession planning and leadership training, investment management, estate and financial planning, property and casualty insurance, capital markets, credit and capital, treasury solution services (cash management, merchant and international services), leasing and specialty equipment financing.

          Healthcare benefit plans are offered through StoudtAdvisors, human resources consulting through Professional Services Group, specialty equipment financing through Equipment Finance and commercial leasing through Town & Country Leasing. The common link is often the customer’s banking contact, but it also can be the contact at one of the Financial Services Group affiliates. We work as an integrated team to deliver an exceptional experience for the customer.

          For instance, while evaluating a business for an employee healthcare benefit plan and wellness program, an account executive from StoudtAdvisors learns the business is interested in leasing their sales cars and delivery trucks. The account executive suggests the business speak with Town & Country Leasing. A Town & Country representative finds the business also needs to finance new material handling equipment. They work with the business to develop a custom fleet management solution that includes factory ordered vehicles, management of after-market installations and a comprehensive fleet fuel card program. Town & Country also is able to provide financing and a flexible payment structure for the material handling equipment. These solutions save the customer time and money and are tailored to support the customer’s business goals.

          The key to integrating services to better serve our customers is getting to know the customer, not just trying to sell services. We want to add value. We want to become a partner and an advisor at many levels. That is why Sterling representatives team with each other to support a single customer... looking at a customer’s needs from the customer’s perspective. This is relationship building that leads to customer partnerships. Partnerships drive our growth and growth, in turn, drives our revenues.

“WE HAVE LEARNED A LOT ABOUT BRINGING DIFFERENT BUSINESS LINES TOGETHER TO ADDRESS CUSTOMER NEEDS. WE FIRST COLLABORATE ON HOW WE CAN BETTER SERVE A CUSTOMER AND HOW WE CAN HELP THAT CUSTOMER’S BUSINESS GROW. WE MUST UNDERSTAND THE CUSTOMER’S BUSINESS AND WHERE THAT BUSINESS WANTS TO BE IN FIVE YEARS. WE THEN WORK TO BRING MORE VALUE TO THE TABLE THAN JUST AN ARRAY OF PRODUCTS AND SERVICES; WE WORK TO ASSIST AND ADVISE THE OWNERS ON ACHIEVING THE GOALS THEY HAVE SET FORTH FOR THE BUSINESS, FOR THEIR FAMILIES AND FOR THEMSELVES.”

— Bev Wise Hill, Senior Vice President, Business Services, Sterling Financial Corporation

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“WE HAVE A CLEAR VISION, CORPORATE WIDE, OF WHAT THE STERLING CUSTOMER EXPERIENCE SHOULD BE. THAT EXPERIENCE IS REINFORCED EACH TIME WE INTERACT WITH A CUSTOMER. THAT INTERACTION MUST BE EXCEPTIONAL SO THE CUSTOMER LEAVES NOT JUST WANTING TO DO BUSINESS WITH STERLING, BUT WANTING TO TELL OTHERS ABOUT THE POSITIVE STERLING EXPERIENCE.”

— Greg Lefever, Senior Vice President, High Net Worth Services, Sterling Financial Corporation

2005 HONORS

•
Sterling received the Mergent Dividend Achiever recognition for delivering “dividend increases to shareholders, year in and year out, for at least the past 10 years or longer.” Sterling, which has an 18-year history of consecutively increasing dividends, also received this recognition in 2003 and 2004 from Mergent, Inc., a global provider of information on publicly traded companies.

•	Sterling was named, for the fourth consecutive year, to Central Penn Business Journal’s list of “50 Fastest Growing Companies in Central Pennsylvania.”

•	Sterling Financial Corporation President and CEO Roger Moyer was elected second vice chair of the Pennsylvania Bankers Association.

•	Bank of Hanover was recognized by the Pennsylvania Bankers Association for celebrating its 170th Anniversary. (Bank of Hanover and Trust Company was chartered in 1835 and joined Sterling in 2000.)

•
Sterling was among the six 2005 Business of the Year finalists by Central Penn Business Journal for making “outstanding contributions to the central Pennsylvania region, both in their industries and communities.”

•
Church Capital Management was named one of the top 20 regional money management firms in 2005 by the Philadelphia Business Journal, and Bainbridge Securities was named among the top 10 local investment brokerage firms by Central Penn Business Journal.

•	Town & Country Leasing was named one of the top 100 national leasing companies in 2005 by Monitor, a national publication devoted to the equipment leasing industry.

NOTE: Central Penn Business Journal and the Philadelphia Business Journal are leading business publications in the markets that Sterling serves in Pennsylvania.

“HOW THE CUSTOMER VIEWS STERLING DEFINES HOW WE SEE OURSELVES. WE LOOK AT OURSELVES THROUGH THE CUSTOMER’S EYES. OUR GOAL IS FOR EACH CUSTOMER TO SEE STERLING AS A PARTNER. IN EVERY CASE, THE CUSTOMER DRIVES WHAT WE DO.”

— Chad Clabaugh, Senior Vice President, Personal Services, Sterling Financial Corporation

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CORPORATE SUPPORT

          Banking Services Group and Financial Services Group affiliates can focus on building customer relationships and growing their businesses because most support services are centralized at the corporate level – technology, finance, legal, human resources, purchasing, security, risk management, marketing, the customer connection center, branch operations, branch support, consumer lending, corporate communications and small business lending. All are vital to smooth day-to-day operations. Some notable support advances during 2005 were:

•
Applying new accounting rules, Finance saved the company future compensation expense by accelerating the vesting of all unvested stock options granted to Sterling employees in 2003, 2004 and 2005 under its 1996 Stock Option Plan – actions approved by the Sterling Board of Directors.

•
Computers, telephones and other systems from Pennsylvania State Bank were converted by Technology to the Sterling system to give us one efficient, reliable and easy-to-use system corporate wide – one that improves communications, contributes to relationship building, generates revenues and saves us money. Technology also worked with Security and Bank Operations to implement a fraud detection/prevention system that pulls out any suspicious check from the 1.8 million checks that we process, on average, monthly for our seven community banks. This screening is saving Sterling more than $100,000 a year and just one example of how we are fighting an on-going industry problem – fraud.

•
Bank Operations was instrumental in switching Pennsylvania State Bank’s debit cards and ATM cards to Sterling’s Star network, giving customers in Dauphin and Cumberland counties the same convenient ATM services as the rest of Sterling. Bank Operations also introduced a mail distribution software solution in 2005 that is saving the company more than $100,000 annually by sorting customer bank statements so they qualify for the lowest allowable postal rate.

          We are conscientious about reducing and controlling costs wherever we can because every dollar saved impacts our bottom line.

“TECHNOLOGY HAS MOVED THE FINANCIAL SERVICES INDUSTRY LIGHT YEARS AHEAD OF WHERE WE WERE JUST A DECADE AGO. OUR ABILITY TO RETRIEVE, PROCESS AND SEND DATA GREATLY ENHANCES THE SERVICES THAT WE CAN PROVIDE AND THE SECURITY WITH WHICH WE CAN DO IT. AT THE END OF THE DAY, THOUGH, TECHNOLOGY IS SIMPLY A TOOL. WHAT MAKES THE DIFFERENCE IS THE TEAM – THE STERLING EMPLOYEES WHO USE THAT TECHNOLOGY TO BUILD RELATIONSHIPS AND PARTNERSHIPS TO DELIVER SERVICES THAT HELP OUR CUSTOMERS WITH THEIR FINANCIAL NEEDS.”

— Kathy Phillips, Chief Information Officer, Sterling Financial Corporation

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COMMUNITY SUPPORT

“AT STERLING, WE RELY ON OUR PEOPLE TO DELIVER SOLUTIONS TO OUR CUSTOMERS EVERY DAY IN A WAY THAT DISTINGUISHES US FROM OUR COMPETITION. WE FOCUS ON ATTRACTING AND RETAINING EMPLOYEES WHO ARE PASSIONATE ABOUT BUILDING PARTNERSHIPS – BOTH INSIDE AND OUT. ADAPTABILITY, COLLABORATION, AND RELATIONSHIP BUILDING ARE WHAT WE ASK OF EACH EMPLOYEE. STERLING UNIVERSITY ADDS PROGRAMS TO HELP EMPLOYEES UNDERSTAND OUR BUSINESS MODEL AND PARTNERSHIP APPROACH. THIS KNOWLEDGE, PLUS PASSION FOR OUR BUSINESS, CREATES ENGAGED EMPLOYEES WHO EXCEL AT DELIVERING FINANCIAL SERVICES FOR OUR CUSTOMERS.”

— Kathy Prime, Chief People Officer, Sterling Financial Corporation

          As we have grown and prospered, Sterling has been pleased to support the communities that we serve. This was no more evident than in 2005 when the Sterling Heroes Fund matured. The earnings of $126,997.43, earned through investments from 2002 to 2005 through Sterling Financial Trust Company, were presented to police, fire and emergency services in 19 communities in the markets that we serve. We also are proud of our support of hurricane relief efforts in devastated Gulf Coast areas after hurricanes Katrina and Rita. With a $10,000 matching corporate grant from the company included, employees donated $22,356 to the American Red Cross for victims of these storms. They did not stop there. Sterling employees volunteered and helped customers with their fund-raising efforts with one fund-raiser collecting approximately $40,000 for hurricane victims.

          Junior Achievement of Central Pennsylvania presented Sterling with its 2005 Corporate Recognition Award for outstanding financial and volunteer support. We also were recognized for increasing our United Way support by 17 percent with a pledge of $214,400 from Sterling employees to fund non-profit, community-support agencies during 2006. Bank of Hanover teams led a community walk to raise $95,274 to benefit the American Heart Association, and Town & Country employees raised $40,000 participating in the Relay for Life to benefit the American Cancer Society. The annual Equipment Finance golf tournament raised $6,600 for the Make-A-Wish Foundation to send a Make-A-Wish child and her family to Disney World. Correspondent Services Group leadership was instrumental in identifying funding sources for construction in 2006 of an early childhood education center for the Lancaster County Career & Technology Center.

          These are examples of how we work with our families and neighbors to help worthy causes and improve the communities where we live and work. Other organizations benefiting from Sterling’s support during 2005 include the Alzheimer’s Association, Advocates for Hope, the Visiting Nurse Association, homeless shelters, the Pearl Buck Foundation, the Cerebral Palsy Foundation, the Multiple Sclerosis Association, Juvenile Diabetes, Toys for Tots, Family YMCA’s, the YWCA and numerous youth organizations including Our Youth, Inc., Big Brothers/Big Sisters, Girl Scouts, Boy Scouts, Boys and Girls Clubs and 4-H Clubs.

Bobbi Austin from Treasury Solutions cleans school buses with her daughter Nicole during the United Way Day of Caring.

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CONSOLIDATED BALANCE SHEET

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

As of December 31, (Dollars in thousands)	2005	2004

ASSETS
Cash and due from banks	$79,509	$67,708
Federal funds sold	30,203	15,147

Cash and cash equivalents	109,712	82,855
Interest-bearing deposits in banks	5,690	5,813
Short-term investments	2,156	6,542
Mortgage loans held for sale	3,200	4,345
Securities held- to- maturity (fair value 2005 – $29,169; 2004 – $34,919)	28,891	34,152
Securities available- for- sale	455,117	467,519
Loans, net of allowance for loan losses (2005 – $21,003; 2004 – $18,891)	2,083,083	1,888,380
Premises and equipment, net	43,498	43,658
Assets held for operating lease, net	73,636	58,475
Other real estate owned	60	80
Goodwill	78,764	75,350
Intangible assets	11,318	14,268
Mortgage servicing rights	3,011	2,697
Accrued interest receivable	12,304	11,407
Other assets	55,297	47,221

Total Assets	$2,965,737	$2,742,762

LIABILITIES
Deposits:
Non-interest -bearing	$304,475	$303,722
Now and money market	746,262	705,330
Savings	231,024	220,535
Time	944,526	785,807

Total Deposits	2,226,287	2,015,394

Short-term borrowings	140,573	98,768
Long-term debt	168,875	233,039
Subordinated notes payable	87,630	72,166
Accrued interest payable	8,821	6,375
Other liabilities	35,465	35,076

Total Liabilities	2,667,651	2,460,818

STOCKHOLDERS’ EQUITY
Preferred stock, no par value, 10.0 million shares authorized; no shares issued and outstanding	—	—
Common stock – $5.00 par value, 70.0 million shares authorized; issued 2005 – 29.1 million shares; 2004 – 29.1 million shares	145,692	116,493
Capital surplus	79,351	80,734
Escrowed shares (2005 – 180,000 shares; 2004 – 240,000 shares)	(2,926)	(3,901)
Retained earnings	72,849	78,384
Accumulated other comprehensive income	4,042	10,234
Common stock in treasury, at cost (2005 – 45,000 shares; 2004 – 0 shares)	(922)	—

Total Stockholders’ Equity	298,086	281,944

Total Liabilities and Stockholders’ Equity	$2,965,737	$2,742,762

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation’s Annual Report on Form 10-K.

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CONSOLIDATED STATEMENT OF INCOME

STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

For the years ended December 31, (Dollars in thousands, except per share data)	2005	2004	2003

INTEREST AND DIVIDEND INCOME
Loans, including fees	$149,762	$113,984	$99,657
Debt securities
Taxable	10,852	12,458	16,482
Tax-exempt	10,439	10,493	9,990
Dividends	668	581	632
Federal funds sold	322	126	232
Short-term investments	167	40	81

Total interest and dividend income	172,210	137,682	127,074

INTEREST EXPENSE
Deposits	41,002	26,904	29,443
Short-term borrowings	3,000	2,055	1,599
Long-term debt	8,693	8,109	8,044
Subordinated debt	5,226	3,197	2,070

Total interest expense	57,921	40,265	41,156

Net interest income	114,289	97,417	85,918
Provision for loan losses	4,383	4,438	3,697

Net interest income after provision for loan losses	109,906	92,979	82,221

NON-INTEREST INCOME
Trust and investment management income	9,273	9,057	5,578
Service charges on deposit accounts	8,434	6,415	5,842
Other service charges, commissions and fees	4,752	3,824	3,606
Brokerage fees and commissions	3,023	3,351	1,383
Insurance commissions and fees	7,105	4,611	323
Mortgage banking income	2,097	1,854	4,037
Rental income on operating leases	27,481	24,969	25,799
Other operating income	4,810	3,144	2,642
Security gains	861	2,071	511

Total non-interest income	67,836	59,296	49,721

NON-INTEREST EXPENSES
Salaries and employee benefits	57,182	48,201	39,434
Net occupancy	6,397	5,445	4,926
Furniture and equipment	7,415	7,016	6,419
Professional services	4,213	4,410	3,154
Depreciation on operating lease assets	22,958	21,084	21,438
Taxes other than income	2,628	2,237	1,656
Intangible asset amortization	2,671	1,650	236
Other	19,916	17,043	15,305

Total non-interest expenses	123,380	107,086	92,568

Income before income taxes	54,362	45,189	39,374
Income tax expenses	15,095	11,860	10,315

Net income	$39,267	$33,329	$29,059

Per share information:
Basic earnings per share	$1.36	$1.22	$1.10
Diluted earnings per share	1.34	1.21	1.08
Dividends declared	0.538	0.496	0.448

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation’s Annual Report on Form 10-K.

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BOARD OF DIRECTORS

(left to right) Terrence L. Hormel, David E. Hosler, Dr. Richard H. Albright, Jr., W. Garth Sprecher, John E. Stefan, Glenn R. Walz, J. Roger Moyer, Jr., Anthony D. Chivinski, Joan R. Henderson, Howard E. Groff, Jr., Bertram F. Elsner, William E. Miller, Jr., and Michael A. Carenzo

Richard H. Albright, Jr., D. D. S.
Dentist, Specialist (practice limited to orthodontics)
Chairman, Audit Committee

Michael A. Carenzo
Senior Partner, CADWA Associates

Anthony D. Chivinski
Executive Vice President and Chief Operating Officer,
Pennfield Corporation

Bertram F. Elsner
Chairman, Elsner Engineering Works, Inc.

Howard E. Groff, Jr.
President, Howard E. Groff Company

Joan R. Henderson
President, J. R. Henderson & Associates, Inc.

Terrence L. Hormel
President, Hormel, Inc.
Chairman, Finance Committee
Chairman of the Board, Bank of Hanover and Trust Company

David E. Hosler, CPCU
Chief Operating Officer, Murray Insurance Associates, Inc.
Chairman, Corporate Governance and Nominating Committee

William E. Miller, Jr., Esquire
President, Miller & Associates, PC
Chairman of the Board, Pennsylvania State Bank

J. Roger Moyer, Jr.
President and Chief Executive Officer
Sterling Financial Corporation

W. Garth Sprecher
Senior Vice President, Corporate Secretary and Director
D&E Communications, Inc.
Vice Chairman of the Board, Sterling Financial Corporation
Chairman, Executive Committee
Chairman, Management Development and Compensation Committee

John E. Stefan
Sterling Financial Corporation (former Chairman,
President and Chief Executive Officer)

Glenn R. Walz, CPA
Vice President
Walz, Deihm, Geisenberger, Bucklen & Tennis, P. C.,
Certified Public Accountants
Chairman of the Board, Sterling Financial Corporation
Chairman of the Board, Bank of Lancaster County, N. A.
Chairman of the Board, Sterling Investment Services

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A TRIBUTE TO JOHN STEFAN

JOHN E. STEFAN CONTINUES TO SERVE ON THE STERLING FINANCIAL CORPORATION BOARD OF DIRECTORS AFTER HAVING SERVED AS CHAIRMAN FROM 1994 THROUGH MID-2005. HE PREVIOUSLY SERVED AS PRESIDENT AND CHIEF EXECUTIVE OFFICER OF STERLING AND CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF BANK OF LANCASTER COUNTY. HE WAS FIRST NAMED A DIRECTOR IN 1979, THE YEAR THAT HE JOINED BANK OF LANCASTER COUNTY. HIS DISTINGUISHED BANKING CAREER SPANS 43 YEARS, AND AMONG HIS PROUDEST ACHIEVEMENTS HAS BEEN SEEING STERLING GROW AND PROSPER. IN 2004, HE WAS INDUCTED INTO THE PENNSYLVANIA ASSOCIATION OF COMMUNITY BANKERS’ HALL OF FAME. FOR JOHN’S PAST AND ONGOING LEADERSHIP AND SERVICE, WE THANK HIM.

Sterling Financial Corporation
Board of Directors on behalf of Sterling employees and shareholders

AFFILIATE BOARDS OF DIRECTORS

Bank of Lancaster County, N. A.
Brian W. Clements
Thomas P. Dautrich, Vice Chairman
E. Dennis Ginder
Howard E. Groff, Jr.
Calvin G. High
J. Roger Moyer, Jr.
E. Glenn Nauman
Alice M. Sanders
John E. Stefan
Glenn R. Walz, Chairman

Bank of Hanover and Trust Company
Michael D. Bross
Chad M. Clabaugh
S. Forry Eisenhart, Jr.
Bertram F. Elsner, Vice Chairman
J. Daniel Frock
Gordon A. Haaland*
Stewart E. Hartman, Jr.
Terrence L. Hormel, Chairman
Mark A. Ritter
J. Bradley Scovill, Vice Chairman
G. Lee Sturgill

*At the end of 2005, Gordon Haaland, retired president of Gettysburg College, completed a combined 11 years of service on the Bank of Hanover and Trust Company and the Hanover Bancorp, Inc., boards. His guidance and leadership during those years have been greatly appreciated.

Delaware Sterling Bank & Trust Company
Marsha Z. Borin
Brian DiSabatino, Chairman
Robert G. Elder
J. Roger Moyer, Jr.
Norman M. Oliver
Jeffrey W. Rollins
Joseph J. Setting II

First National Bank of North East
Michael A. Carenzo
Thomas P. Dautrich
Jennifer D. Goldbach, Vice Chairman
Donald B. Greenberg
Woodlan T. Jackson
Michael R. Pugh
Robert C. Shoemaker
H. Norman Wilson, Jr., Chairman

Pennsylvania State Bank
Patricia Anastasio
Thomas P. Dautrich
Robert J. Dietz
Carl A. Hoffman, Jr.
Joseph M. Hummer, Sr., Vice Chairman
John B. Lampi
William E. Miller, Jr., Chairman
Marion G. Molinari
John A. Obrock
William J. Sponaugle, Second Vice Chairman
Thomas J. Sposito, II
Paul H. Weidman, Jr.

Sterling Investment Services
Michael A. Carenzo
Gregory A. Church
Chad M. Clabaugh
Bruce M. Eckert
S. Forry Eisenhart, Jr., Vice Chairman
Beverly Wise Hill
Gregory S. Lefever
J. Roger Moyer, Jr.
J. Bradley Scovill, Vice Chairman
Thomas J. Sposito, II
John E. Stefan
Glenn R. Walz, Chairman

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MANAGEMENT

Greg Church, founder and chief executive officer of Church Capital Management, has made close to 50 national media appearances during 2005. These include three business news broadcast interviews on FOX, five on Bloomberg and eight on CNBC. His quotes on the economy and the performance of specific stocks also have appeared in the Wall Street Journal, Forbes, Barron’s and Business Week.

Sterling Financial Corporation
J. Roger Moyer, Jr.
President and Chief Executive Officer

Thomas P. Dautrich
Senior Executive Vice President and Chief Banking Officer

J. Bradley Scovill
Senior Executive Vice President, Group
Executive – Financial Services Group

Tito L. Lima
Chief Financial Officer and Treasurer

Jean Svoboda
Vice President, General Counsel and Secretary

D. Kathleen Phillips
Senior Vice President, Group Executive and Chief Information Officer

Kathleen A. Prime
Senior Vice President, Group Executive and Chief People Officer

Chad M. Clabaugh
Senior Vice President, Personal Services

Gregory S. Lefever
Senior Vice President, High Net Worth Services

Beverly Wise Hill
Senior Vice President, Business Services

Bainbridge Securities Inc.
Malinda Powers Berardino
President and Chief Executive Officer

Bank of Hanover and Trust Company
Chad M. Clabaugh
President and Chief Executive Officer

Bank of Lancaster County, N. A.
Thomas P. Dautrich
Chief Executive Officer

E. Dennis Ginder
President

Bank of Lebanon County
Thomas Showers
Senior Vice President, Regional Executive

Church Capital Management, LLC
Gregory A. Church
Chairman, President and Chief Executive Officer

Correspondent Services Group
King T. Knox
President

Delaware Sterling Bank & Trust Company
Robert G. Elder
President and Chief Executive Officer

Equipment Finance LLC
George W. Graner
President and Chief Executive Officer

First National Bank of North East
Jennifer D. Goldbach
President and Chief Executive Officer

Lancaster Insurance Group, LLC
Caryl R. Brown
President

PennSterling Bank
Ronald H. Muller
President and Chief Executive Officer

Pennsylvania State Bank
Thomas J. Sposito, II
President and Chief Executive Officer

Professional Services Group
Beverly Wise Hill
President

Sterling Financial Settlement Services, LLC
Virginia M. Fossa
Manager

Sterling Financial Trust Company
Gregory S. Lefever
President and Chief Executive Officer

StoudtAdvisors
Kenneth G. Stoudt
Chief Executive Officer

David K. Stoudt
President

Town & Country Leasing, LLC
James C. Schoch
President and Chief Executive Officer

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CORPORATE BACKGROUND

Corporate Headquarters
Sterling Financial Corporation
101 North Pointe Boulevard
Lancaster, PA 17601-4133

Stock
Sterling Financial Corporation’s common stock is traded on the NASDAQ stock market under the symbol SLFI.

Web site
www.sterlingfi.com

Dividend Calendar
Dividends on Sterling Financial Corporation’s common stock are customarily payable on the first business day of January, April, July and October.

Dividend Reinvestment and Stock Purchase Plan
The purpose of the dividend reinvestment and stock purchase plan is to provide the shareholders of Sterling Financial Corporation with a simple and convenient method of reinvesting cash dividends and voluntary cash contributions in additional shares of the common stock of the company. For details of the plan or for general shareholder information, please contact:
Sterling Financial Corporation
Shareholder Relations
101 North Pointe Blvd.
Lancaster, PA 17601-4133
717-735-5602

Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038

Market Makers
Ferris, Baker, Watts, Inc. 1-800-638-7411
Janney Montgomery Scott, LLC 1-800-542-8846
Boenning & Scattergood, Inc. 1-800-842-8928

          College students in central Pennsylvania, northern Maryland and Delaware were invited to participate in the first Sterling Art Grant competition – a program designed to promote art education and to encourage thoughtful art as it relates to the business world. Forty entries were reviewed by a panel of professional designers and communicators, and the recipient of the 2005 Sterling Art Grant – Mike Edwards from Harrisburg Area Community College – received $2500 from Sterling Financial Corporation. His abstract appears on the cover of the 2005 Sterling Annual Review.

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